Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-269677

San Diego Gas & Electric Company

Final Term Sheet

March 24, 2025

5.400% First Mortgage Bonds, Series CCCC, due 2035

This free writing prospectus relates only to the securities described below and should be read together with San Diego Gas & Electric Company’s preliminary prospectus supplement dated March 24, 2025 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated April 3, 2023 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	San Diego Gas & Electric Company (the “Company”)

Anticipated Ratings:[1]	A1 (stable) by Moody’s Investors Service, Inc.
A (stable) by S&P Global Ratings
A (stable) by Fitch Ratings

Trade Date:	March 24, 2025

Settlement Date:	March 28, 2025 (T+4)

Securities Offered:	5.400% First Mortgage Bonds, Series CCCC, due 2035 (the “Bonds”)

Aggregate Principal Amount Offered:	$850,000,000

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2025

Coupon:	5.400% per annum, accruing from March 28, 2025

Maturity:	April 15, 2035

Yield to Maturity:	5.436%

Spread to Benchmark Treasury:	+110 basis points

Benchmark Treasury:	4.625% due February 15, 2035

Benchmark Treasury Yield:	4.336%

Optional Redemption Provision:	At the Company’s option, prior to January 15, 2035 (the “Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +20 basis points. At the Company’s option, on and after the Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Mandatory Redemption Provision:	The Bonds are also subject to mandatory redemption at 100% of the principal amount under the circumstances described in the Preliminary Prospectus Supplement under the caption “Supplemental Description of First Mortgage Bonds—Redemption—Mandatory Redemption Following Sale, Eminent Domain, Etc.” See the Preliminary Prospectus Supplement for further terms and provisions applicable to mandatory redemption.

Price to Public:	99.720%, plus accrued interest, if any

CUSIP:	797440 CG7

ISIN:	US797440CG74

Total Net Proceeds:	Approximately $842.1 million, after deducting the underwriting discount but before deducting the Company’s estimated offering expenses.

Joint Book-Running Managers:	CIBC World Markets Corp.
Morgan Stanley & Co. LLC
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
Loop Capital Markets LLC

Co-Managers:	Apto Partners, LLC
Independence Point Securities LLC

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling CIBC World Markets Corp. toll-free at (800) 282-0822, by calling Morgan Stanley & Co. LLC toll-free at (866) 718-1649, by calling TD Securities (USA) LLC toll-free at (855) 495-9846 or by calling U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.